Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA Email & FedEx

May 13, 2011

Ellen Sazzman, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:           The Lincoln National Life Insurance Company
           Lincoln Life Variable Annuity Account N
File Nos. 333-172328, 811-08517

Dear Ms. Sazzman:

This letter and the attached prospectus are in response to your comments of April 8, 2011. The blacklined prospectus reflects changes made since the initial filing on February 18, 2011.

Comment 1:                                Cover Page (p. 1)
a.	Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.
b.
Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

c.
The fifth sentence of the first paragraph on the cover page states, inter alia, that the contract is designed to provide retirement income that the contractowner “cannot outlive.” Given the various contingencies and conditions that may limit the amount and length of annuity and other payouts from the contract, please delete this language or revise the language to clarify the contingent nature of such income.

Response:
a.	The contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.
b.
There are no guarantees or support agreements with third parties that support any of the guarantees under the contract and the company will be primarily responsible for paying the guarantees associated with the contract.

c.	The disclosure has been revised.

Comment 2:                                General Comments
a.	The charges of the various riders require an intimate knowledge of the operation of the riders. Please consider discussing the rider charges within the section that describes each rider.
b.
In the Termination section for each rider, to the extent applicable, please note that violating investment restrictions will terminate the rider. Please also note, where applicable, that exchanging a rider for the i4LIFE rider would also terminate the rider.

Response:
a.
Rather than discussing the rider charges in the rider sections, we have included definitions within the Charges and Deductions section and incorporated cross references within the Charges and Deductions section to the Living Benefits Riders section.

b.
Disclosure has been added to the Investment Requirements section (Page 33) that states that the investor must comply with the Investment Requirements or the rider will be terminated. There is also a cross reference to the Termination section of each rider.

Comment 3:                                Contractowner Transaction Expenses Table (p. 6)

The narrative at the top of page 6 makes references to “the first table” which shows the fees and expense that you will pay when buying, owning, and surrendering the contract. However, no such table is shown. Please revise the prospectus accordingly.

Response:                      The prospectus has been revised.

Comment 4:                                Optional Rider Charges Table (pp. 6-8)

Response:                                Substantial revisions have been made to the Expense Table in response to staff comments on other initial registration statements. We believe that the revised table sufficiently addresses the comments and questions outlined in your April 8 letter.

Comment 5:                                Total Annual Fund Operating Expenses Table (p. 8)
a.	For consistency with Form N-4, Item 3, please reverse the order of the maximum and minimum columns.
b.	Please remove the term “net” from the heading of the second line item to be consistent with the requirements of Form N-1A, Item 3.
c.
Please confirm to staff that the Total Annual Operating Expenses table for the portfolio companies includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

Response:
a.	The order of the maximum and minimum columns has been reversed.
b.	This revision has been made.
c.
The Total Annual Operating Expenses table for the portfolio companies includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

Comment 6:                                Individual Annual Fund Operating Expenses Table (pp. 8-11)
a.	Please remove the third sentence of footnote 21. It is both out of date (referring to 2009 figures) and not permissible under the requirements of Form N-1A.
b.
Footnotes 22 and 23 (on page 10) describe a reimbursement/waiver agreement applicable to PIMCO VIT Commodity Real Return Strategy Portfolio. However, it is not clear whether this waiver agreement will expire no earlier than one year after the effective date of this filing. Please also clarify the reference to Subsidiary. Please clarify how the amount of the waiver was determined if the Subsidiary paid PIMCO at an annual rate of .69% as stated in footnote 23.

Response:                                The fund fee table has recently been updated with new fees and footnotes. We believe these updates address your comments.

Comment 7:                                Example (p. 11)

Please confirm that the example reflects the most expensive contract options.

Response:	The example reflects the most expensive contract options.

Comment 8:	Summary of Common Questions (pp. 11-13)
a.
In the “What kind of contract am I buying?” paragraph on page 11, the disclosure incorrectly suggests that the fixed option and an interest adjusted option are two distinct options. Please revise and clarify this disclosure accordingly.

b.	In the “What are my investment choices?” paragraph on page 11, please reference the fixed accounts as an investment choice.
c.
In the “May I transfer contract value between variable options and between the variable and fixed sides of the contract?” paragraph on page 12, please briefly describe the fixed account transfer restrictions.

Response:
a.	The phrase “variable or fixed and/or interest adjusted” has been removed from the first sentence.
b.	The following sentence has been added: “You may also allocate purchase payments to the fixed account.
c.	The following sentence has been added: “Transfers from the fixed account may be subject to an interest adjustment.”

Comment 9:                                Description of the Funds (pp. 15-17)

Please describe the investment objectives of each fund as per Item 5(c)(ii) of Form N-4.

Response:                      Since the initial filing, the fund listing and fund objectives have been updated. We believe these updates address your comments.

Comment 10:                                Deductions from the VAA (p. 19)

Please include the footnote characterized by “*” in the last line of the table.

Response:                      This footnote is no longer applicable and has been deleted.

Comment 11:                                Rider Charges (pp. 19-23)
a.
The disclosure for the Lincoln SmartSecurity Advantage rider states on page 20 that the charge for that rider may be “deducted in proportion to the value in the fixed account as well.” Please clarify how this charge may be deducted from the fixed account and clarify the reference to fixed account. Please reflect this charge in the fee table. Please confirm to staff that any other charges that may be deducted from the fixed account are reflected in the fee table.

Response: The disclosure has been revised accordingly.

b.	Please remove the phrase “- 1 Year Automatic Step-up” from the name of the rider (on page 20) as such a descriptor is not used elsewhere in the prospectus, such as the fee table.

Response: The “1 Year Automatic Step-up” descriptor has been deleted.

c.
Please revise the description of the charge for i4Life Advantage in the first paragraph of the i4Life Charge section at the top of page 21 to adhere to plain English principles. Please ensure that the description of the charges is consistent with the description in the fee table on pp. 7-8.

i.
For example what is the relationship between the payout phase referred to on the first sentence of this section on page 21 and the periodic income commencement date and the Lifetime Income Period referenced in the starred footnotes to the fee table on page 7.

ii.
Please define or describe the term Account Value. Please also clarify how this term is defined in the Special Terms section on page 4 and in the narrative description of the rider beginning on page 48.

iii.	Please clarify the parenthetical language in the first paragraph “(charges for the Guaranteed Income Benefit are not included and are listed below).”
iv.	Please clarify the reference to Access Period and how the charge will change “after the Access Period ends” as described in the first paragraph of this section on page 21.

Response: We have made several revisions to the paragraph in question, and we believe those revisions sufficiently address your comments.

d.
The third paragraph of the i4Life Advantage Guaranteed Income Benefit Charge section on page 21 states that the Guaranteed Income Benefit (GIB) percentage charge may change to the current charge if there is an automatic step-up. Please specify that the phrase “current charge” refers only to the charge for the i4Life GIB which is then added to the i4Life charge. Please confirm that the base i4Life charge does not change in this situation.

Response: The following parenthetical sentence has been added to this disclosure: “(The i4LIFE® Advantage charge will not change.”)

e.
The 4Later Guaranteed Income Benefit Charge section at the bottom of page 21 states (in the second paragraph of that section) that the 4Later Guaranteed Income Benefit charge will be added to the i4Life charge as a “daily percentage of average Account Value.” Please clarify if this phrase is intended to refer to the same base as the term Account Value. If so please revise this section for consistency with the previous sections that describe i4Life charges. If not, please clarify.

Response: The word “average” has been deleted from the first and last sentences of this paragraph.

f.
The 4Later Guaranteed Income Benefit Charge section, page 21, (in the second paragraph of that section) continues that once the 4Later GIB charge is added to the i4Life charge, there is a change to the calculation of the 4Later charge because the base for the 4Later charge changes from the Income Base to the “average daily account value after the periodic income commencement date.” Please reflect this change in the fee table. Please also explain to staff if the contractowner in this situation pays both a 4Later charge as well as an i4Life charge and how this is reflected in the fee table. Please confirm that the contractowner does not pay duplicate separate account annual expense charges.

Response: The contractowner does not pay duplicate separate account annual expense charges. The disclosure has been revised accordingly. The fee table has been revised accordingly.

g.	In the i4Life Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime Income Advantage 2.0 section, at the top of page 22, please make the following clarifications.

i.
Please clarify that the initial charge is equal to the applicable percentage of the greater of Income Base or contract value. Please define Income Base or give a cross reference to where that description can be found. Please explain to staff how this charge is reflected in the fee table at the top of page 8.

Response: Yes, the initial charge is equal to the applicable percentage of the greater of the Income Base or contract value. The disclosure has been revised to clarify that the initial charge is equal to the percentage of the greater of the Income Base or contract value and to include a cross reference to the definition for the term “Income Base”. The fee table has been revised to accordingly.

ii.
Please explain when the charge for this variation of i4Life is a percentage of average Account Value as described in the relevant fee table at the top of page 8 as opposed to a percentage of Income Base or contract value as described on page 22. Please resolve any discrepancies with respect to the charges for this variation of the i4Life rider.

Response: The fee table on the top of page 8 only applies if you purchase 4LATER® Advantage, not Lincoln Lifetime IncomeSM Advantage 2.0. This charge is a percentage of average Account Value. The only charge that is a percentage of Income Base or contract value is if you purchase Lincoln Lifetime IncomeSM Advantage 2.0.

iii.
The second to the last sentence of the first paragraph of this section states that purchasers of LLIA 2.0 are guaranteed that in the future the guaranteed maximum initial charge for i4LifeAdvantage with GIB (version 4) will be the guaranteed maximum charge then in effect at the time the contractowner purchases LLIA2.0. Please clarify exactly what charges are included in the guaranteed maximum charge then in effect, i.e., the charge for the base i4Life Advantage rider as well as the charge for the GIB (version 4)?

Response: The guaranteed maximum charge for Lincoln Lifetime IncomeSM Advantage 2.0 purchasers who in the future move to i4LIFE® Advantage with Guaranteed Income Benefit (version 4) is the charge for the base i4LIFE® Advantage rider plus the charge for the Guaranteed Income Benefit (version 4). It is expressed as one charge on the fee tables on page 8.

iv.
The last sentence of the first paragraph of this section states that the charge for i4Life Advantage with GIB is added to the daily mortality and expense risk and administrative charge for the death benefit option. This is inconsistent with the description of these charges in the fee table. Please revise to resolve all apparent discrepancies in the description of charges for this rider.

Response: The fee table has been revised to include a footnote explaining that the i4LIFE with GIB charge is assessed in addition to the total Separate Account Expenses listed above.

v.
Please revise the second paragraph of this section that describes how the charge for i4Life Advantage with GIB (version 4) for purchasers of LLIA 2.0 may change if there is a step-up so that the paragraph adheres to plain English principles. For example, clarify the reference to “prior charge rate” and “initial charge rate.” Please also disclose this potential increase in the appropriate fee table.

Response: The disclosure has been revised to delete references to the “prior charge rate” and the “initial charge rate”. The disclosure has been revised to adhere to plain English principles. The fee table has been revised to include a disclosure in the footnote that the charge may be increased upon an automatic step-up.

vi.
The prospectus (on page 22) states that if you purchase the Lifetime Income Advantage Rider, you lock in the maximum charge for the i4Life rider at the maximum charge when you purchased the Lifetime Income Advantage Rider. This is touted as a benefit of the exchange. Please clarify why this lock on the rider’s maximum charge is a not simply a requirement of the form as opposed to a benefit of the rider exchange. Alternatively remove this disclosure.

Response: The disclosure has been removed.

h.	In the example on page 22, please make the following clarifications:

i.
Please clarify how the Income Base of $125,000, the Account Value of $100,000, the 1/2/10 initial i4Life Advantage Regular Income payment of $5051, and 1/2/11 Recalculated Regular Income Payment of $6900 were determined.

Response: These are the facts of the example.

ii.
Please also clarify in the last portion of the example how the 1/2/12 Annual Charge was determined. Please clarify how that final charge amount reflects an increase to the rider charge as well as an increase in the GIB charge due to a step-up.

Response: This is explained in the paragraph following the example.

iii.
Please clarify the reference to an increase in the “LLIA 2.0” charge. It would appear that the increase is to the i4Life Advantage with GIB (version 4) for purchasers of LLIA 2.0 charge, as opposed to an increase in the actual LLIA 2.0 charge inasmuch as LLIA 2.0 is no longer in effect. Please resolve the apparent discrepancy.

Response: The LLIA 2.0 Charge is still the reference point for the increase in the charge calculation.

iv.	Please explain to staff under what circumstances the rider charge would increase.

Response: The guaranteed maximum charge for LLIA 2.0 will still apply.

v.
Please disclose how contractowners will be notified of an increase in the rider charge as discussed in the last paragraph on page 22 and if contractowners can prevent the increase from going into affect by declining the step-up before it takes effect. Please also disclose whether any increased charges paid prior to a reversal will be refunded.

Response: The disclosures have been revised to describe how the contractowner will be notified of the increase, and how the contractowner may decline the step-up and prevent the increased charge.

i.
Please consider modifying the formatting of the various charges applicable to the i4Life Advantage rider depending on whether or not a Guaranteed Income Benefit has been elected and whether the contractowner had previously purchased LLIA 2.0. The formatting should make clear that the charges described on pp. 21-22 all apply to variations of the i4Life Advantage rider.

Response: The section headings have been revised to align with the headings on the newly revised fee tables.

j.	Please make any necessary revisions and clarifications to the narrative descriptions of the various riders consistent with these comments.

Comment 12:                                Purchase Payments (p. 24)

Please explain the term “paid-up contract.”

Response:                      The term “paid-up contract” has been deleted from this sentence.

Comment 13:                                Valuation of Accumulation Units (p. 25)

Please explain to staff under what circumstances the Net Investment Factor method may be used to determine accumulation unit values and briefly describe the term Net Investment Factor in this section. Please explain supplementally what “substantially the same result” means in the last sentence of this section and whether there can be differences.

Response:                      We use the Net Investment Factor method as a back-up when the other fund accounting method is not available. We have added the following parenthetical phrase: “(for example, when separate account assets are less than $1,000)” to the discussion. The phrase “substantially the same result” refers to the fact that there are no material differences in the results using either calculation.

Comment 14:                                Transfers on or Before the Annuity Commencement Date (pp. 25-26)
a.	Please include disclosure warning an investor that it may take several years before a policy owner can move all his account value in the fixed account to the variable investment options.
b.	Please clarify the phrase “sum of the percentages of fixed value transferred” as used in the first bullet on page 26.

Response:
a.	Disclosure has been added warning the investor that it may take several years to transfer funds from the fixed account to the variable subaccounts.
b.	This disclosure has been revised accordingly.

Comment 15:                                Transfers After the Annuity Commencement Date (p. 27)

Please define the term “Access Period.”

Response:                                We have added a definition and moved the reference to the Access Period to the Transfers on or Before the Annuity Commencement Date section (page 25).

Comment 16:                                Death Benefit (p. 29)

With respect to the bold language at the bottom of page 29, to the extent accurate, please clarify that any change in contract owner, joint owner or annuitant would require the death benefit to convert to the “Account Value Death Benefit.”

Response:                                This disclosure has been clarified.

Comment 17:                                General Death Benefit Information (p. 31)

Please clarify what is intended by “Only one of these death benefit elections may be in effect at any one time and these elections terminate if you elect i4LIFE Advantage.”  Does this mean there is no death benefit under the i4LIFE option, or that you cannot change the death benefit election under the i4LIFE option?

Response:                                The sentence in question has been revised as follows: “Only one of these death benefits may be in effect at any one time and these benefits terminate if you elect i4LIFE® Advantage(which provides a death benefit) or you elect an annuitization option.”

Comment 18:                                SecureLine (p. 32)

Please clarify what interest rate is available for this account. Please also clarify that the interest rate is not necessarily that offered by the fixed account.

Response:                                The interest rate for this account changes on a monthly basis. There is no minimum interest rate. A disclosure has been added describing how the interest rate is determined that that the interest rate offered is not necessarily the amount offered by the fixed account.

Comment 19:                                Investment Requirements (pp. 33-34)
a.
The investment restrictions for the three Groups listed at the bottom of page 33 are described as a percentage of contract value or Account Value. Please clarify when contract value is the base and when Account Value is used as the base for purposes of calculating these restrictions. Please define Account Value.

b.
The first full paragraph on page 34 states that to satisfy Investment Restrictions, the contractowner may allocate 100% of contract value among the funds in the following list but that if less than 100% of contract value is allocated to these funds, then these funds will be considered part of Group 1 or 2 above. Please put this disclosure into plain English. For example, if a fund is not listed in Group 1, does it automatically fall into Group 2? Please at least clarify in the disclosure the funds on page 34 that fall into Group 1.

c.
The last sentence of the first full paragraph on page 34 states that the PIMCO VIT Commodity Real Return Strategy Portfolio and the fixed accounts are not available with these riders and the fixed account is only available for dollar cost averaging. Please clarify the reference to “these riders.” Please explain to staff where this disclosure appears earlier in the prospectus.

Response:
a.	Account Value is the base when i4LIFE® Advantage has been purchased. In all other cases, contract value is the base.
b.	This discussion has been revised to provide clarity.
c.	The riders that are subject to Investment Requirements are listed in the first sentence of the Investment Requirements section.

Comment 20:                                Living Benefit Riders (p. 34)

Please provide the staff a copy of the overview chart described in this section. Please also explain supplementally why this chart is not included as part of the prospectus.

Response:                                The chart has been included with this response.

Comment 21:                                Income Base (p. 36)

Please explain supplementally why you believe it is not misleading to tout in bold face type that there is a 5% Enhancement to the Income Base, when the enhancement is to the Income Base less purchase payments received during the year.

Response:                                We have deleted “to the Income Base” from this paragraph heading.

Comment 22:                                Living Benefit Riders – Lincoln Lifetime Income Advantage 2.0 (p. 37)

The new disclosure in the first sentence of the fifth paragraph on page 37 states that “the charge could increase to the then current charge on any 5% Enhancements after the 10th Benefit Year anniversary.” Please clarify which charge is being referred to (e.g., charge for the LLIA 2.0 or a separate charge on the 5% Enhancement). Please define the term 10th Benefit Year or explain to staff where that term is defined earlier. Please consistently capitalize Enhancement Period in this section and clarify the relationship between the Enhancement Period and the 10th Benefit Year anniversary.

Response:                                This disclosure has been revised accordingly.

Comment 23:                                General Provisions – i4Life Advantage Option (p. 41)

The prospectus in the Summary of Common Questions at page 12 describes i4Life Advantage as a Living Benefit rider. However narrative disclosure for the i4Life Advantage rider does not appear in the Living Benefits section of the prospectus (at pp. 34-41). There is a brief discussion of the i4 Life Advantage option under the General Provisions section on beginning on page 41 where i4Life is described as “an income program.” There is a longer description of i4Life Advantage beginning on page 48 where i4Life is described as an optional annuity payout rider. This organization and inconsistent use of terminology is confusing. Please revise the prospectus accordingly.

Response:                                The prospectus has been revised accordingly.

Comment 24:                                i4LIFE Advantage (pp. 48-50)
a.	Please clarify the statement “After the Access Period ends, payouts continue for the rest of your life, during the Lifetime Income Period.”
b.
Please clarify the relationship between the Access Period, the Accumulation Period, and the Lifetime Income Period. Based on these clarifications, please make any other additional revisions to this section.

c.
Please clarify whether the periodic income commencement date must begin within a certain period of time after election of the i4Life Advantage rider, as is implied in the Regular Income Payments during the Access Period paragraph on page 49.

d.
Please clarify the description of “regular income payments” including when such payments begin and end. Please clarify any differences in regular income payments paid during the Access Period as opposed to regular income payments paid during the Lifetime Income Period.

e.	Please clarify the relationship between i4Life and “an annuity payout option” as described in the third paragraph of this section.
f.
Please consider whether i4Life Advantage is appropriately described as an annuity payout option inasmuch as the contractowner may make withdrawals and surrender the contract during the Access Period. Furthermore the Access Period also appears to coincide with the accumulation period and Account Value varies with the total value of the accumulation units attributable to the subaccounts in which the contractowner is invested. Please note that the definition of Accumulation Unit (at page 4) states that it is a measure used to calculate contract value for the variable side of the contract before the annuity commencement date.

g.
Please clarify under what circumstances the amount paid under the new death benefit may be less than the amount that would have been paid under the death benefit provided before i4Life Advantage began as stated in the seventh paragraph of this section.

h.	Please clarify the maximum Access Period as described at the top of page 49.
i.	Please clarify the definition of Account Value in this section and make sure that definition is consistently used throughout the prospectus, including in the Special Terms section.

Response:                                The disclosures have been revised accordingly.

Comment 25:                                Fixed Side of the Contract (pp. 67-68)

Please explain to staff under what circumstances Lincoln may choose to discontinue accepting purchase payments or transfers into the fixed side of the contract. Please disclose how contractowners will be notified and how much notice contractowners will receive.

Response:                                Lincoln may choose to discontinue accepting purchase payments into the fixed account when the combination of market factors (including current interest rates, credit spreads, investment quality, investment availability) and actuarial constraints (including required capital, internal surplus, and reserve requirements, and nonforfeiture requirements) make it impossible (a) for Lincoln to offer an interest rate at or above the guaranteed minimum interest rate, and (b) for Lincoln to make an acceptable rate of risk adjusted return. Lincoln communicates interest rate information as well as fixed account availability to its distributors. A disclosure has been added advising the contractowner to contact their registered representative.

Comment 26:                                Guaranteed Periods (p. 68)

Please note the stringent transfer restrictions on transfer out of the fixed option.

Response:                                The disclosure has been revised to describe the transfer restrictions out of the fixed account.

Comment 27:                                Small Contract Surrender (p. 69)

Please disclose any carve out for contracts that have elected certain optional benefits.

Response:                                The disclosure has been revised.

Comment 28:                                Distribution of Contracts (p. 70)

Please disclose the commission paid to dealers (registered representatives) as per item 6(d) of Form N-4.

Response:                                No commission is paid to dealers for this product. The disclosure has been revised accordingly.

Comment 29:                                Power of Attorney

Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement. See Rule 483(b) of the 1933 Act.

Response:                                 The Power of Attorney has been updated to include the 1933 Act number of the new registration statement and will be included in the filing of the pre-effective amendment.

Comment 30:                                Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response:                      Financial statements, exhibits, consents, and other required disclosure will be filed in a future pre-effective amendment.

Comment 31:                                Tandy Representations

Response:                                Tandy representations will be filed with the pre-effective amendment.

Please call me at 860-466-1222 with further comments and questions.

Sincerely,

/s/ Scott C. Durocher

Scott C. Durocher
Counsel
The Lincoln National Life Insurance Company